UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G02995101

(CUSIP Number)

Keith Lyon

General Counsel

Catalina Holdings (Bermuda) Ltd

Cumberland House

1 Victoria Street, 7th Floor, Hamilton HM 11, Bermuda

Tel: +1 441 494 6368

With a Copy to:

Mark Roppel

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: +1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G02995101

1.	Name of Reporting Person Catalina Holdings (Bermuda) Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,390

	8.	Shared Voting Power

	9.	Sole Dispositive Power 548,390

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Calculated based on the 9,641,731 aggregate number of common shares stated to be outstanding on August 1, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

Introductory Statement

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D initially filed by Catalina Holdings (Bermuda) Ltd (“Catalina”) on March 5, 2013 (the “Original Filing”), amended on July 29, 2013 (“Amendment No. 1”), August 6, 2013 (“Amendment No. 2”), August 14, 2013 (“Amendment No. 3”) and August 16, 2013 (“Amendment No. 4”), relating to shares of the Common Stock, $0.01 par value per share (the “Common Shares”), of American Safety Insurance Holdings, Ltd. (“ASI”).  Information reported in the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.                       Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On August 18, 2013, representatives of Catalina informed ASI that Catalina was withdrawing its revised proposal to acquire ASI at a price of $30.75 per share, and that Catalina had entered into an agreement (the “Assignment and Assumption Agreement”) with Fairfax Financial Holdings Limited (“Fairfax”) and Tower Group International, Ltd. (“Tower”) to assume Tower’s rights and obligations, under a definitive share purchase agreement (“Purchase Agreement”), to acquire American Safety Reinsurance, Ltd. (“ASRE”), a Bermuda subsidiary of ASI.  Pursuant to the terms of the Purchase Agreement, Catalina agreed to purchase ASRE from Fairfax promptly upon Fairfax acquiring ASI.  Catalina has also agreed to vote the shares of Common Stock Catalina holds in favor of the adoption and approval of the merger agreement, as amended, between ASI and Fairfax.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.  As part of the Assignment and Assumption Agreement, Catalina granted Fairfax an irrevocable proxy to vote the shares of Common Stock Catalina holds in favor of the adoption and approval of the merger agreement, as amended, between ASI and Fairfax.

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 10.1 Assignment and Assumption Agreement, dated as of August 18, 2013, by and between Tower Group International, Ltd., Fairfax Financial Holdings Limited and Catalina Holdings (Bermuda) Ltd

Exhibit 99.5 Copy of Press Release issued by Catalina Holdings (Bermuda) Ltd, dated August 19, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2013

Catalina Holdings (Bermuda) Ltd

By:	/s/ Campbell McBeath
Name: Campbell McBeath
Title: Group Treasurer

INDEX TO EXHIBITS

Exhibit 10.1	Assignment and Assumption Agreement, dated as of August 18, 2013, by and between Tower Group International, Ltd., Fairfax Financial Holdings Limited and Catalina Holdings (Bermuda) Ltd

Exhibit 99.5	Copy of Press Release issued by Catalina Holdings (Bermuda) Ltd, dated August 19, 2013